Item 77-D

Change in Investment Policy

On May 4, 2005, the Board of Trustees of the Dividend Capital Realty Income Allocation Fund (the "Fund") approved the Adviser's recommendation that the target allocations in each of the common stock of real estate companies, the preferred stock of real estate companies and debt securities of real estate companies be increased to 75% of the Fund's Managed Assets. This change in investment policy will be effective on May 24, 2005. The Fund's previous policy was to allocate up to 75% of the Fund's Managed Assets to common stock of real estate companies, up to 40% of the Fund's Managed Assets to preferred stock of real estate companies, and up to 40% of the Fund's Managed Assets to debt securities.